

July 14, 2021

Paul W. Orban
Executive Vice President and Chief Financial Officer
DISH DBS Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

> **Re: DISH DBS Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 2, 2021**
> **File No. 333-257117**

Dear Mr. Orban:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to prior comment 1. Rule 3-10(a)(2) of Regulation S-X requires that the parent company provide the disclosures specified in Rule 13-01 of Regulation S-X as one of the conditions that must be met to omit the separate financial statements of a subsidiary guarantor under Rule 3-10. Please revise to include the disclosures required by Rule 13-01(a)(1)-(3). Please also ensure that the wording of your financial and non-financial disclosures is consistent with the requirements in Rule 13-01.

Item 21. Exhibits and Financial Statement Schedules, page II-3

2.   We note Exhibit 22 filed in response to prior comment 1. Please revise to include the subsidiary guarantors of the guaranteed security for which the offer and sale is being registered on the Form S-4. Refer to Item 601(b)(22)(i) of Regulation S-K.

You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions regarding these comments. If you require further assistance, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology